UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Strategic long-term partnership

Qatari Diar invests in Veolia Environnement

Paris, 16 April, 2010 - Veolia Environnement and the Qatari Diar fund today announced the signature of an agreement aiming at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% stake in Veolia Environnement’s capital with full voting rights.

The acquisition of this stake in Veolia Environnement’s capital reflects the two groups’ mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. In the longer term, the partnership could also be extended to those countries in which the Qatari Diar fund has developed its presence.

In addition, this agreement stipulates that the company Qatari Diar will be appointed to Veolia Environnement’s board, subject to approval by Veolia Environnement’s Annual Shareholders Meeting on 7th May, 2010.

Qatari Diar has indicated to Veolia Environnement that it will hold its stake and its voting rights for three years.

Antoine Frérot, Chief Excutive Officer of Veolia Environnement, said: “We are very happy to welcome Qatari Diar, both as a shareholder and also as a long-term partner. Today’s agreement is an expression of the Fund’s confidence in Veolia Environnement’s strategy of sustainable growth, as well as in our capacity to accompany the Fund as it develops its presence in a region which is a priority for our group. Today’s agreement comes in the wake of our initial agreement with the Emirati Mubadala Fund in the water sector, which enabled the group to win a number of new contracts, and will strengthen Veolia Environnement’s position in a strategic area which continues to offer important growth opportunities, notably in obtaining public service contracts.”

Eng. Mohammed bin Ali Al Hedfa, Group CEO of Qatari Diar stated: “We are pleased to become a long-term industrial partner and shareholder of Veolia Environnement. We intend to fully involve Veolia Environnement in the development of our projects in the Middle East, Europe and Africa where Qatari Diar already enjoys a significant presence, our objective being to leverage Veolia Environnement’s well established expertise in public services and sustainable development.”

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34,5 billion in 2009. www.veolia.com

Qatari Diar, is a wholly owned subsidiary of Qatar Investment Authority, State of Qatar’s sovereign wealth fund. Since its inception in 2005, Qatari Diar, as a global player in real estate development and investment, has developed a portfolio of more than 35 projects in more than 20 countries in the Middle East, Africa, and Europe with cumulated investments totalling more than US $ 60 billion. www.qataridiar.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact: Marie-Claire Camus +33 1 71 75 06 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 16, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: General Secretary